U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utilitiy Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     The Thornton Family Trust of 1981
     (Last)            (First)              (Middle)

     2125 Evergreen Street
     (Street)

     San Diego          CA              92106
     (City)            (State)          (Zip)

2.   Issuer Name and Ticker or Trading Symbol: Mitek Systems, Inc.       MITK

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year:  October 1997

5.   If Amendment, Date of Original (Month/Day/Year)

6.   Relationship of Reporting Person to Issuer  (Check all applicable)

     /  /  Director                              / x/  10% Owner
     /  /  Officer (give title below)            /  /  Other (Specify below)


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficiallly
          Owned

                       2. Transaction   3. Transaction   4. Securities Acquired
                       Date (Month/     Code (Instr. 8)  (A) or Disposed (D)
1. Title of Security   Day/Year)        Code         V   (Instr. 3, 4 and 5)
   (Instr. 3)                                            Amount  (A) or   Price
                                                                 (D)
   Common Stock         10/13/97          J              1,000,000  D   $1.00
   Common Stock         10/13/97          J                700,000  D   $1.50


                       5. Amount of     6. Ownership     7. Nature of Indirect
                       Securities       Form: Direct     Beneficial Ownership
                       Beneficially     (D) or Indirect  (Instr. 4)
                       Owned at End     (I) (Instr. 4)
                       of Month
                       (Instr. 3 and 4)


                        2,749,959        D
                        2,749,959        D


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table II: Derivative Security Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


                         2. Conversions     3. Transaction  4. Transaction Code
1. Title of Derivative   or Exercise Price  Date (Month/    (Instr. 8)
Security (Instr. 4)      of Derivative      Day/Year)
                         Security



                         5. Number of         6. Date Exercisable and
                         Derative Securities Expiration Date (Month/Day/Year) Acquired (A) or
                         Disposed of (D)      Date Exercisable  Expiration Date
                         (Instr. 3, 4 and 5)

                         Amount  (A) or (D)



                         7. Title and Amount of Underlying Securities
                         (Instr. 3 and 4)

                         Title                  Amount or Number
                                                of Shares



                         8. Price of         9. Number of Derative
                         Derative Security   Securities Beneficially
                         (Instr. 5)          Owned at End of Month
                                             (Instr. 4)



                         10. Ownership Form       11. Nature of Indirect
                         of Derative Security:    Beneficial Ownership
                         Direct (D) or Indirect   (Instr. 4)
                         (I) (Instr. 4)




Explanation of Responses:

Pursuant to a Stock Option Agreement dated October 13, 1997, the Trust an co-Trustees granted an option to purchase an aggregate of 1,700,000 shares of common stock to five optionees. 1,000,000 shares are exercisable at $1.00 per share and the option expires on April 13, 1998. 700,000 shares are exercisable at $1.50 per share and the option expires on October 13, 1998. The Stock Option Agreement and further details regarding this transaction are included in a
Schedule 13D which was filed on behalf of the Trust and the co-Trustees with the Securities and Exchange Commission on October 23, 1997.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                             THORNTON FAMILY TRUST

                                            /s/ John M. Thornton
                                            _____________________________
                                            Signature of Reporting Person
                                             John M. Thornton, Trustee